SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

NOTICE OF REDEMPTION TO THE HOLDERS

OF

AMÉRICA MÓVIL S.A.B. de C.V.

3.125% Senior Notes due 2022

ISIN: US02364WBD65 / Common Code: 02364WBD6 *

NOTICE IS HEREBY GIVEN THAT, in accordance with Section 1102 of the base indenture dated as of June 28, 2012 (the “Base Indenture” and, together with the second supplemental indenture thereto dated as of July 16, 2012 (the “Second Supplemental Indenture”), the “Indenture”), by and among América Móvil S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized and existing under the laws of the United Mexican States (the “Company”), The Bank of New York Mellon, a banking corporation duly organized and existing under the laws of the State of New York, as Trustee (the “Trustee”) and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent (the “Paying Agent”), the Company has elected to redeem on December 23, 2021 (the “Redemption Date”), all of its outstanding 3.125% Senior Notes due 2022 (the “Notes”) at a redemption price (the “Redemption Price”) equal to the greater of (1) 100% of the outstanding principal amount of the Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on an annual basis (calculated using a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed) at the Treasury Rate plus 25 basis points, plus, in the case of (1) and (2), accrued and unpaid interest on the principal amount of such Notes to but not including the Redemption Date. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Indenture.

The record date, on which any Holder of Notes must hold any Notes to be entitled to the Redemption Price, will be December 22, 2021.

On the Redemption Date, the Redemption Price together with accrued and unpaid interest, if any, to but not including the Redemption Date will become due and payable upon presentation or surrender of the Notes. From and after the Redemption Date, if monies for the redemption of Notes will have been made available at the Corporate Trust Office for redemption on the Redemption Date, the Notes will cease to bear interest and the only right of the Holders of such Notes will be to receive payment of the Redemption Price together with accrued and unpaid interest, if any, to but not including the Redemption Date.

The Notes called for redemption must be surrendered to the Paying Agent.

Unless the Company defaults in making such redemption payment, interest on the Notes called for redemption shall cease to accrue on and after the Redemption Date.

*No representation is being made as to the accuracy of the ISIN, Common Code or other identifying codes listed on this notice or printed on the Notes.

AMÉRICA MÓVIL S.A.B. de C.V.

Dated: November 23, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 24, 2021

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact